Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Reporting Issuer

Centerra Gold Inc. (“Centerra” or the "Company")

1 University Avenue, Suite 1500

Toronto, Ontario, M5J 2P1

Item 2	Date of Material Change

July 29, 2022.

Item 3	News Release

A news release was issued by Centerra through the facilities of GlobeNewswire. A copy of the news release was filed on SEDAR on July 29, 2022.

Item 4	Summary of Material Change

On July 29, 2022, Centerra closed the previously announced global arrangement agreement (the “Arrangement Agreement”) with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Government of the Kyrgyz Republic relating to the disposition of Centerra’s ownership of the Kumtor mine and investment in the Kyrgyz Republic and the termination of Kyrgyzaltyn’s involvement with the Company (the “Transaction”).

Item 5	Full Description of Material Change

The Transaction

On July 29, 2022, Centerra closed the previously announced Arrangement Agreement with Kyrgyzaltyn and the Government of the Kyrgyz Republic relating to the disposition of Centerra’s ownership of the Kumtor mine and investment in the Kyrgyz Republic and the elimination of Kyrgyzaltyn’s involvement and interest in the Company.

As a result of the completion of the Transaction, Centerra has purchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for, among other things, Centerra’s 100% equity interest in its two Kyrgyz subsidiaries, and indirectly, the Kumtor mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations), and aggregate cash payments of approximately US$85 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn). As contemplated by the Arrangement Agreement, the parties have, among other things, provided full and final releases of all claims related to the Kumtor mine. In addition, Kyrgyzaltyn’s two director nominees, Dushen Kasenov and Nurlan Kyshtobaev, have resigned from Centerra’s Board of Directors, and the Restated Shareholders Agreement between, among others, Centerra and Kyrgyzaltyn has terminated.

As a result of the purchase and cancellation of a total of 77,401,766 Centerra common shares previously held by Kyrgyzaltyn pursuant to the Transaction, the Company has 220,083,541 Centerra common shares outstanding as at July 29 2022.

Additional Information

Further details on the terms of the Arrangement Agreement and the Transaction can be found in Centerra’s management information circular in respect of the special meeting of Centerra shareholders held on July 25, 2022 to approve the Transaction, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Additional information regarding Centerra is available on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Yousef Rehman, Vice President, General Counsel

1 University Avenue, Suite 1500

Toronto, Ontario M5J 2P1

416-204-3787

Item 9	Date of Report

July 29, 2022